

April 1, 2015

Via E-mail
Ms. Pamela Sergeeff
General Counsel
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

> **Re:** **Rovi Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 23, 2015**
> **File No. 000-53413**

Dear Ms. Sergeeff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please clearly mark your proxy statement as preliminary. See Rule 14a-6(e)(1).

What vote is required for each proposal? page 4

2.    Disclosure in this section indicates that shares having broker non-votes with respect to any proposals will be counted as present for the purpose of establishing a quorum, but broker non-votes with respect to Proposals 2 and 3 will have no effect on the outcome of those proposals. Given that the voting standard for Proposals 2 and 3 is a majority of shares present in person or represented by proxy at the meeting, please advise us why broker non-votes will have no effect on the outcome of these proposals.

Proposal 1: Election of Directors, page 8

3.      Disclosure states that "[i]f any nominee should become unavailable or unable to serve as a director prior to the meeting, our Board of Directors may designate another nominee to fill the vacancy and proxies will be voted for that nominee." Please revise this disclosure to conform to the standard set forth in Rule 14a-4(c)(5).

4.      Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Nominees for Director, page 9

5.      Please clarify Ms. Quindlen's employment history by adding the month and year of employment.

Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation, page 15

6.      Please disclose that you are providing this vote as required pursuant to Section 14A of the Exchange Act. See Item 24 of Schedule 14A.

Additional Information, page 75

7.      Disclose the number of employees of MacKenzie Partners, Inc. who will solicit stockholders. See Item 4(b)(3)(iii) of Schedule 14A.

8.      Disclosure states that the company offers "electronic delivery of annual meeting materials, including email delivery of future proxy statements." Please advise us, with a view toward revised disclosure, of the method by which this proxy statement will be disseminated to record and beneficial owners. Specifically address whether or not the disclosure in this section is intended to communicate that the company is attempting to rely upon Rule 14a-16 for purposes of electronically disseminating this proxy statement.

Appendix A: Supplemental Information Regarding Participants

9.      Please provide the information required by Item 5(b)(1)(viii) – (xii) of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc:     Via E-mail
        Jon Gavenman, Esq.
        Cooley LLP